Filed by Neogen Corporation pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Neogen Corporation

Commission File No.: 000-17988

The following communication is being filed in connection with the proposed business combination between Neogen Corporation, Garden SpinCo Corporation and 3M Company’s Food Safety business.

Dear NEOGEN supplier,

We are excited to share with you that NEOGEN has signed an agreement to combine 3M’s Food Safety business with our existing operations. Today’s announcement places NEOGEN at the forefront of the new era in food safety with the resources, capabilities, and solutions to be a truly global food and animal safety provider, and we are excited about the opportunities this combination will create. We encourage you to read more about today’s announcement here.

With a more than 35-year track record of innovation, 3M’s Food Safety business has a diversified customer base including multinational food processors and contract laboratories. 3M Food Safety offers food testing solutions, with products designed to ensure food safety at all stages of the food processing cycle.

We look forward to demonstrating the significant benefits this combination will present our suppliers, customers, employees, and shareholders. Our combined company will have an enhanced geographic footprint, innovative product offerings, greater digitization capabilities, as well as the financial flexibility to capitalize on robust growth trends in sustainability, food safety, and supply chain integrity.

Today’s announcement will not affect your current relationship with NEOGEN and over time, it is our hope and expectation that this transaction will strengthen our partnership. Your relationship manager will remain your primary contact and NEOGEN and 3M Food Safety will continue to operate as separate entities until the transaction closes, which is expected to occur by the end of Q3, 2022, subject to approval by shareholders, receipt of required regulatory approvals, and the satisfaction of other customary closing conditions.

As always, please reach out to your relationship manager with any questions.

We look forward to this exciting new chapter on our journey in the new era of food safety, and we thank you for your continued partnership.

Jerome Hagedorn

Vice President, North America Operations

Supplier FAQ—FOR RELATIONSHIP MANAGERS TO USE REACTIVELY

1. How will this affect my business with NEOGEN? Will I be paid on time?

•

We do not anticipate any effect on your relationship with NEOGEN as a result of today’s announcement, and over time it is our hope and expectation that this transaction will strengthen our partnership.

•	We look forward to demonstrating the significant benefits this combination presents our suppliers, customers, employees and shareholders.

•	We will communicate any further updates as necessary, but for now it is business as usual.

2. Will suppliers have new contacts at NEOGEN after the deal closes?

•	For now, it is business as usual, and your relationship manager at NEOGEN will remain your primary contact.

•	We will communicate any changes as appropriate.

3. Who can I talk to for more information?

•	If you have any additional questions, please reach out to your relationship manager.

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Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between NEOGEN (“NEOGEN”), 3M (“3M”) and Garden SpinCo Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined NEOGEN-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on NEOGEN and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from NEOGEN and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of

NEOGEN may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by NEOGEN, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined NEOGEN – SpinCo company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of NEOGEN and SpinCo, on the expected timeframe or at all; (6) the ability of the combined NEOGEN-SpinCo company to implement its business strategy; (7) difficulties and delays in the combined NEOGEN-SpinCo company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in NEOGEN and 3M’s reports filed with the SEC, including NEOGEN and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of NEOGEN, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, NEOGEN and SpinCo intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, SpinCo expects to file a registration statement in connection with its separation from 3M. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, SPINCO AND THE PROPOSED TRANSACTION. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. These documents, once available, and each of the companies’ other filings with the SEC, also will be available free of charge on NEOGEN’s website at http:// www.NEOGEN.com/investor-relations or on 3M’s website at http:// www.investors.3M.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, NEOGEN, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of NEOGEN in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of NEOGEN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of NEOGEN may be found in its Annual Report on Form 10-K filed with the SEC on July 30, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 4, 2021, and its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders filed with the SEC on March 24, 2021. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.